QUIOVEO ENERGY, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019
With Independent Accountants' Compilation Report



1000 Haddonfield-Berlin Road, Suite 206
Voorhees, New Jersey 08043
P: (856) 782-0098 | F: (856) 782-7383
www.SullivanStrategic.com

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Member
Quioveo Energy, LLC
Narberth, Pennsylvania

Management is responsible for the accompanying financial statements of Quioveo Energy, LLC (a Pennsylvania limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

John P. Sullivan, CPA/ABV, CVA
President, Sullivan Strategic
Voorhees, New Jersey
February 12, 2021

Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	$ 100	$ -
Total current assets	100	-
Property and equipment:		
Equipment	7,715	3,665
Furniture and fixtures	2,101	1,300
	9,816	4,965
Less: accumulated depreciation	(2,031)	(650)
Property and equipment, net	7,785	4,315
Total assets	$ 7,885	$ 4,315
Liabilities and Member's Equity		
Current liabilities:		
Accrued expenses	3,496	-
Total current liabilities	3,496	-
Total liabilities	3,496	-
Member's equity	4,389	4,315
Total liabilities and member's equity	$ 7,885	$ 4,315

Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues	$ -	$ -
Operating expenses:		
Advertising and promotion	4,636	280
Computer and website	200	200
Continuing education	1,000	1,000
Depreciation	1,381	586
Dues and subscriptions	400	415
Office supplies	1,105	980
Postage and freight	222	210
Professional fees	14,550	7,670
Software	320	-
Telephone and internet	900	900
Travel	1,096	1,479
Total operating expenses	25,810	13,720
Net loss	$ (25,810)	$ (13,720)

Statements of Changes in Member's Equity
For the Years Ended December 31, 2020 and 2019

	2020	2019
Balance - January 1,	$ 4,315	$ 1,436
Member capital contributions	25,884	16,599
Net loss	(25,810)	(13,720)
Member distributions	-	-
Balance - December 31,	$ 4,389	$ 4,315

See independent accountants' compilation report.

Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (25,810)	$ (13,720)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation	1,381	586
(Increase) decrease in assets	-	-
Increase (decrease) in current liabilities	3,496	-
Net cash used in operating activities	(20,933)	(13,134)
Cash flows from investing activities:		
Purchase of property and equipment	(4,851)	(3,465)
Net cash used in investing activities	(4,851)	(3,465)
Cash flows from financing activities:		
Member capital contributions	25,884	16,599
Net cash provided by financing activities	25,884	16,599
Net increase in cash	100	-
Cash and cash equivalents, January 1	-	-
Cash and cash equivalents, December 31	$ 100	$ -
Supplemental Disclosures		
Interest Paid in Cash	$ -	$ -
Income Taxes in Cash	$ -	$ -

See independent accountants' compilation report.

Note 1 Organization and Nature of Activities

Quioveo Energy (the "Company") is a startup cleantech social enterprise based in Philadelphia, USA. Quioveo Energy builds technologies designed to catalyze the rate and quantity of sustainable energy being used by the US electric grid.

The Company was organized in the Commonwealth of Pennsylvania as a limited liability company on October 1, 2018.

Note 2 Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified certain conditions and events that created an uncertainty about the ability of the Company to continue as a going concern; namely, the Company sustained net operating losses in fiscal years 2020 and 2019, during early growth years.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through offerings as well as capital contributed from the founding managing member. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

Note 3 Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

Significant Risks and Uncertainties
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

See independent accountants' compilation report.

Note 3 Summary of Significant Accounting Policies *(continued)*

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On March 11, 2020, the World Health Organization designated the novel coronavirus ("COVID-19") a global pandemic, and a national emergency was subsequently declared by the U.S. government. The efforts to contain it have, among other things, negatively impacted the global economy and created significant volatility and disruption of financial markets. In addition, the COVID-19 pandemic has significantly increased economic and demand uncertainty. The Company believes the estimates and assumptions underlying the accompanying financial statements are reasonable and supportable based on the information available at the time the financial statements were prepared. However, uncertainty over the impact COVID-19 will have on the global economy and the Company's business in particular makes many of the estimates and assumptions reflected in these financial statements inherently less certain. Therefore, actual results may ultimately differ from those estimates to a greater degree than historically.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment for financial reporting purposes is provided using the straight-line method over their respective estimated useful lives ranging from 5 to 7 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment is sold or otherwise disposed of, the asset account and any accumulated depreciation accounts are relieved, and any gain or loss is included in other income and expense on the income statement.

The carrying amount of all long-lived assets is evaluated periodically to determine if an adjustment to the depreciation period, or the non-depreciated balance is warranted. Based on its most recent analysis, the Company believes that no impairment of property and equipment exists.

See independent accountants' compilation report.

Note 3 Summary of Significant Accounting Policies *(continued)*

<u>Advertising</u>
Advertising costs are expensed as incurred.

<u>Concentrations of Credit Risk</u>
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts held at one financial institution.

<u>Income Taxes</u>
The Company is a limited liability company and the profits, losses, credits and deductions of this entity are passed through its member. In lieu of corporation income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

<u>Date of Management Evaluation of Subsequent Events</u>
Management has evaluated subsequent events through February 12, 2021, the date on which the financial statements were available to be issued.